SPARE BACKUP, INC.
990 Ironwood Drive
Minden, Nevada 89423

Telephone: (775)392-2180
cperle@spbu.com

November 14, 2011

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Daniel Leslie Maryse Mills-Apenteng, Special Counsel

Re:	Spare Backup, Inc. (the “Company”) Preliminary Proxy Statement on Schedule 14A Filed November 2, 2011 File No. 000-30587

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated November 10, 2011 on the above-referenced filing.  Following are the Company’s responses to the staff’s comments. Contemporaneously, the Company has filed amendment number 1 to its preliminary proxy statement on Schedule 14A.

General

1.
In accordance with Item 13(a)(6) of Schedule 14A, please disclose whether or not representatives of your principal accountants will be present, have an opportunity to make a statement, and are expected to be available to respond to appropriate questions at your shareholders meeting.

RESPONSE:  The Company has included disclosure in amendment number 1 to the preliminary proxy statement that representatives of its independent registered public accounting firm are not expected to attend the special meeting.  Please see page 9.

Proposal 1, page 5

2.	In accordance with Item 11 of Schedule 14A and Item 202(a) of Regulation S-K, please provide a description of the securities to be authorized.

RESPONSE:  The additional disclosure has been added to amendment number 1.  Please see page 5.

We trust the foregoing is fully responsive to the staff’s comments.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Cery Perle Cery Perle, Chief Executive Officer

cc:	James M. Schneider, Esq.

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